

Columbia Property Trust

January 2014

Forward Looking Statements



Certain statements contained in this presentation other than historical facts may be considered forward-looking statements. Such statements include, in particular, statements about our plans, strategies and prospects, and are subject to certain risks and uncertainties, including known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of our performance in future periods. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as "may," "will," "expect," "intend," "anticipate," "estimate," "believe," "continue," or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements. We make no representations or warranties (express or implied) about the accuracy of any such forward-looking statements contained in this presentation, and we do not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Any such forward-looking statements are subject to risks, uncertainties, and other factors and are based on a number of assumptions involving judgments with respect to, among other things, future economic, competitive, and market conditions, all of which are difficult or impossible to predict accurately. To the extent that our assumptions differ from actual conditions, our ability to accurately anticipate results expressed in such forward-looking statements, including our ability to generate positive cash flow from operations, make distributions to stockholders, and maintain the value of our real estate properties, may be significantly hindered. See Item 1A in the Company's most recently filed Annual Report on Form 10-K for the year ended December 31, 2012 for a discussion of some of the risks and uncertainties that could cause actual results to differ materially from those presented in our forward-looking statements. The risk factors described in our Annual Report are not the only ones we face, but do represent those risks and uncertainties that we believe are material to us. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also harm our business.

The names, logos and related product and service names, design marks and slogans are the trademarks or service marks of their respective companies.

Investment Highlights



High Quality Office Portfolio with Favorable Lease & Tenant Profile	• $5B premier portfolio • 93% leased with strong tenancy • Stable cash flows
Value Creation Strategy Underway to Support Growth	• Focused markets • 31 markets down to 16[1] • Effective leasing
Investment Grade Balance Sheet	• 30.0% debt to real estate assets • $600M of capacity for growth[1] • Credit ratings and access
Established Company – Well Positioned to Compete	• Capable and dedicated management • Focused strategy, proven operations

Data as of 9/30/2013

[1]Pro forma for the disposition of the 18-property portfolio, which closed on 11/5/2013 and for final results of the tender offer which were announced on 11/18/2013 (see p. 17 for detailed assumptions).

Past, Present & Future



July 2003
Founded as Wells Real Estate Investment Trust II, Inc.

May 2010
Earned investment grade credit ratings from both S&P (BBB-) and Moody's (Baa3).

March 2011
Acquired Market Square, a 680,000-square-foot office property in Washington, D.C. for $603M.

February 2013
Internalized management for no fee, moved to separate office space in own building and changed name to Columbia Property Trust, Inc.

2003 | 2010 | 2011 | 2012 | 2013 | Future

2003 - 2010
Over $5 billion raised and invested in three public offerings

July 2010
Nelson Mills named as President.

December 2010
Formation of dedicated management team.

April 2011
First non-traded REIT to issue bonds in the investment-grade public corporate bond market.

December 2012
Acquired 333 Market Street, a class A office tower in San Francisco for $395M.

December 2012
Sold a nine-property portfolio of non-core assets for $261M.

April 2013
Rating outlook revised upward to “positive” by Moody’s

August 2013
Added Jim Fleming as CFO & Murray McCabe and Tom Wattles to Board

October 2013
Listed shares on the NYSE

November 2013
Sold an 18-property portfolio of non-core assets for $522M

November 2013
Executed $234M Modified Dutch Auction Tender for 9.36M shares

Attractive Competitive Positioning





Meaningful Size, Strong Occupancy, and Manageable Lease Maturities

Operational Metrics	Columbia Property Trust[1]	Select Publicly Traded Office Average[2]
Gross Real Estate Assets	$5B	$5.7B
Total Office Square Feet	16.5M	22.1M
% Office[3]	98%	84%
Occupancy	93.5%	90.7%
Lease Maturities ('13,'14,'15) – SF	2% / 3% / 8%	6% / 9% / 10%

Low Leverage, Strong Credit Metrics, and Investment Grade Rating

Financial Metrics	Columbia Property Trust	Select Publicly Traded Office Average[2]
Leverage[4]	30%	41%
Net Debt / EBITDA	4.56x	7.73x
Fixed Charge Coverage	4.70x	2.55x
Debt Maturities ('13,'14,'15) - % of total debt	0% / 6% / 12%	1% / 8% / 10%
Credit Rating	Baa3 / BBB-	Baa2 / BBB

As of 9/30/2013

[1]Pro forma for the 18-property portfolio disposition that closed on 11/5/2013; [2]Sourced from selected public company filings; Companies included in analysis: BDN, BXP, CLI, CUZ, DEI, DRE, GOV, HIW, HPP, KRC, LRY, OFC, PDM, PKY, SLG; [3]Based on square feet; [4]Total debt / Gross Real Estate Assets;

High Quality Portfolio



Portfolio Statistics	9/30/2013	Pro Forma for Disposition
Total Properties / Buildings	61 / 82	43 / 59
Total Square Feet[1]	20.5M	16.5M
% Leased[1]	93.2%	93.5%
Net Rent per Square Foot[2]	$18.95	$21.03
% Office[3]	99%	98%
% CBD / Suburban[1,4]	44% / 56%	51% / 49%
% of Annualized Lease Revenue from Current Top 10 Markets	80%	88%

Geographic Diversification Across Key Markets



Top 10 Markets by Annualized Lease Revenue[5]
14%
12%
10%
8%
6%
4%
2%
0%
9/30/2013
Post-Disposition
Atlanta
D.C.
N. New Jersey
San Francisco
Baltimore
Cleveland
Houston
Chicago
New York
Boston

Manageable Lease Expirations



% of ALR Expiring
Avg. Lease Term (yr.)[4]: 6.6
20%
15%
10%
5%
0%
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026+
Portfolio as of 9/30/2013
Pro Forma for 18-property Disposition

Note: As of 9/30/13; [1]Excludes Cleveland Marriot at Key Center; [2]Based on annualized 3Q 2013; [3]Based on square feet; [4]Based on Annualized Lease Revenue; [5]Pro Forma for the disposition of the 18-property portfolio which closed on 11/5/2013

Favorable Lease & Tenant Profile







Strong Industry Diversification


16.8%
15.5%
10.9%
8.1%
6.9%
6.0%
5.9%
5.5%
3.1%
2.6%
Services – Legal Services
Depository Institutions
Trans & Util – Communication
Trans & Util – Electric, Gas, And Sanitary Services
Manufacturing – Industrial Machinery And Equipment
Services – Business Services
Security And Commodity Brokers
Services – Engineering & Management Services
Manf. – Transportation Equipment
Const. – Heavy Construction
All Other

Top 20 Tenant Diversification & Credit Rating


12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
A-
AA-
AMLaw 100
BBB+
A-
AA-
A+
NR
BBB
NR
BBB-
B-
AMLaw 100
BBB-
BBB+
AMLaw 100
AMLaw 100
BB
NR
B-
Avg. Tenant Credit Rating[1]: A-
AT&T Corporation/AT&T Services
Wells Fargo
Jones Day
PSEG
Keybank National Association
IBM
Pershing LLC
T. Rowe Price
Westinghouse Electric Company
CH2M Hill
Foster Wheeler
Alcatel-Lucent
Fulbright & Jaworski
Newell Rubbermaid
Northrop Grumman
DLA Piper
Shearman & Sterling
Acxiom/May
Micros Systems, Inc.
OfficeMax

Note: As of 9/30/13, Pro Forma for the disposition of the 18-property portfolio which closed on 11/5/2013; Based on Annualized Lease Revenue; Excludes Cleveland Marriot at Key Center; [1]Based on rated tenants.

Value Creation & Growth Strategies



Targeted Market Strategy

- Focus on select primary markets with strong fundamentals and liquidity
- Shift to CBD and Multi-Tenant

Capital Recycling

- Harvest mature and non-strategic assets
- Continue to exit non-core markets
- Reduce exposure to high risk and low return assets

Investment Strategy

- Focus on value-add deals and strategies
- Build competitive edge in selected markets
- Effective capital allocation

Proactive Asset Management

- Enhance regional management structure
- Proactive and creative leasing execution

Conservative Balance Sheet

- Low leverage and financial flexibility
- Strong liquidity profile and proven access to capital

Market Strategy




31 Markets – Year End 2011
16 Markets – Today
San Francisco
Denver
Houston
Boston
New York
Washington, DC

Portfolio Statistics

Q4 2011	Metric	Q3 2013 Pro Forma for Disposition[6]
72 / 93	Total Properties / Buildings	43 / 59
21.9M	Total Square Feet[1]	16.5M
99%	% Office[2]	98%
93.9%	% Leased[1]	93.5%
31 / 24	MSAs / States[4]	16 / 14
78%	% of ALR from Top-10 Markets	88%
38% / 62%	% CBD / Suburban[1,4]	51% / 49%
BBB+	Avg. Tenant Credit Rating[5]	A-
6.4	Avg. Lease Term (yr.)[3]	6.5

Top 10 Markets by ALR | Other Current Markets | Proposed Dispositions | Markets Exited

Note: As of 9/30/13; [1]Excludes Cleveland Marriot at Key Center; [2]Based on square feet; [3]Based on Annualized Lease Revenue (ALR); [4]Includes Washington D.C.; [5]51.4% of Columbia's tenants are investment grade & 57.7% of Columbia's tenants are rated based on ALR; [6]Pro forma for the 18-property portfolio disposition that closed on 11/5/2013.

Capital Recycling Underway



Since 2011, we have sold $910M of non-core assets[1]. We have also deployed capital into approximately $1.0B of Class A real estate in target markets.

Dispositions

- **Jan. 2012: Sold 2 assets exiting 2 markets**
- **Dec. 2012: Sold 9 assets exiting 6 markets**
- **Mar. 2013: Sold 1 asset exiting 1 market**
- **Nov. 2013: Sold 18 assets in 12 markets, resulting in the exit of 9 additional non-core markets**

Acquisitions

Market Square



Washington, DC

Year Acquired	2011
Total Square Feet	684K
Percent Leased[2]	94.2%
Net Rent PSF[2]	$44.34
Year Built	1990

333 Market Street



San Francisco, CA

Year Acquired	2012
Total Square Feet	657K
Percent Leased[2]	100%
Net Rent PSF[2]	$35.12
Year Built	1979

[1]This number includes $521.5M for the disposition of the 18-property portfolio which closed on 11/5/2013.
[2]As of 9/30/13

Proactive Asset Management



	Property	Situation	Action Taken / Result
Strategically Work the Rent Roll	 5 Houston Houston, TX	50% of the building expired in 2011 (4 tenants)	• Actively approached one of the four tenants, renegotiated the terms, setting the stage for the 3 other tenants • All 4 were significant rollup stories
Early Take Back of Space and Re-lease	 919 Hidden Ridge Dallas, TX	Tenant occupying 100% of building wanted to terminate early	• Negotiated an early buyout • Re-leased 90% of the building to another high-quality tenant (Christus Health Care) with no downtime • Tenant grew into 100% of the building • Asset sold as part of 18 property disposition

Manage Portfolio Expiration: Opportunistic Blend & Extend	 80 Park Plaza
	Newark, NJ
	 Key Center
	Cleveland, OH
		Regular course lease maturities	• 824K SF renewal with PSE&G (80 Park Plaza)
			    • Extended from 2015 to 2030
			• 478K SF renewal with Key Bank (Key Center Tower)
			    • Extended from 2015 to 2030
			• 116K SF new lease with Baker & Hostetler from 2016 to 2031 (Key Center Tower)

Reposition Assets	 515 Post Oak Houston, TX	Tenant occupying 96% of building vacated at lease expiration in 2012	• Undertook 10-month, $8M renovation in 2012 • Began marketing the re-branded, multi-tenant building in earnest in February 2013 • Occupancy up to 39% at year end with proposals out for remaining space

Leasing Activity Summary



6.6 Million Square Feet of Leasing Activity Since January 2011

	2011	2012	2013
New Leases	614,826	887,197	607,772
Renewal Leases	1,837,017	1,941,302	1,194,154
Total Leases	2,451,843	2,828,499	1,801,926
Average Lease Term[1]	6.5 Years	9.8 Years	8.6 Years
Average Credit Rating[1,2]	BBB+	A-	BBB+

New Tenants & Expansion Tenants

PSEG

GE imagination at work

Ernst & Young

amazon

Wells Fargo

Newell Rubbermaid

Proactive Management of Lease Expirations


20%
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
2013
2014
2015
2016
2017
5%
2%
6%
2%
11%
6%
12%
7%
20%
14%
SF Expiring as of 12/31/2011
SF Expiring as of 9/30/2013

[1]Based on square feet; [2]For rated tenants.

Management & Governance





Experienced Management Team



Nelson Mills
PRESIDENT, CHIEF EXECUTIVE OFFICER, AND DIRECTOR
24 years of real estate and investment management experience
- Appointed as CEO in 2010
- Served as an Independent Director from 2007 to 2010



James Fleming
EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
24 years of real estate and investment management experience
- Joined Columbia Property Trust in 2013



Drew Cunningham
SVP - REAL ESTATE OPERATIONS
28 years of real estate and portfolio operations experience
- Joined Columbia Property Trust in 2012



Wendy Gill
SVP - CORPORATE OPERATIONS AND CHIEF ACCOUNTING OFFICER
17 years of accounting and finance experience
- Joined Columbia Property Trust in 2003



Kevin Hoover
SVP - REAL ESTATE TRANSACTIONS
26 years of real estate experience
- Joined Columbia Property Trust in 2004

Directors	Year Joined	Experience
John L. Dixon Chairman of the Board	2008	Pacific Life
Charles Brown	2003	CRB Realty Associates
Richard Carpenter	2003	The Citizens & Southern National Bank
Bud Carter	2003	Vistage International
Murray McCabe	2013	Blum Capital Partners / J.P. Morgan
Nelson Mills	2007	Columbia Property Trust
George W. Sands	2010	KPMG LLP
Neil Strickland	2003	The Continental Group
Tom Wattles	2013	DCT Industrial / Security Capital

- Fully internalized as of March 2013 for no fee
- Independent Chairman
- Non-staggered board
- 8 out of 9 board members are independent
- SEC reporting company since 2003
- Opted out of Maryland anti-takeover provisions

Investment Grade Balance Sheet



Conservative Leverage Profile

- Baa3/BBB-; positive / stable outlook
- 30.0% Debt to Gross Real Estate Assets
- 4.56x Net Debt to EBITDA
- 4.70x Fixed Charge Coverage Ratio
- 15.5% Secured Debt / Gross Real Estate Assets
- Large unencumbered asset pool of $4.1 billion (72% of total portfolio)[1]

Diversified Capital Sources



2.7%
9.5%
5.3%
18.6%
63.9%
Credit Facility O/S
Term Loan
Unsecured Notes
Mortgage Debt
Equity[2]

Manageable Debt Maturities



500.0
450.0
400.0
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
5.05%
98.9
4.75%
207.7
2.56%
450.0
39.0
3.68%
130.0
175.0
5.87%
248.9
35.3
5.07%
325.0
Mortgage Debt ($M)
Line of Credit ($M)
Unsecured Term Loan ($M)
Bonds ($M)
Avg. Interest Rate

Note: Balance Sheet data as of 9/30/2013; [1]Based on Gross Real Estate Assets; [2]Based on implied market cap as of 11/1/2013

Capital Profile Primed for Growth



$600M[1] in available liquidity and proven access to capital to fund strategic growth initiatives

Strong Liquidity Profile[1]

- $500 million of availability on the credit line
- $100 million of cash
- Distribution policy based on cash flow and business strategy

Proven Access to Capital

- $950 million revolver/term loan facility in place (through 2018)
- Demonstrated access to public bond market
- Efficient use of secured mortgage financing

Unsecured / Secured Leverage Ratios


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Unsecured
Secured
8%
92%
Unsecured
48%
Secured
15%
26%
7%
52%
12/31/2010
9/30/2013
Mortgage Debt
Line of Credit
Unsecured Term Loan
Bonds

[1] As of 9/30/2013, Pro forma for the disposition of the 18-property portfolio, which closed on 11/5/2013 and for final results of the tender offer which were announced on 11/18/2013 (see p. 17 for detailed assumptions).

Income Performance



Total Net Operating Income - Cash


100.0
90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
89.9
90.5
93.4
92.4
Q4 2012
Q1 2013
Q2 2013
Q3 2013

Total Net Operating Income - GAAP


100.0
90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
96.4
97.8
99.9
98.5
Q4 2012
Q1 2013
Q2 2013
Q3 2013

Total GAAP - General and Administrative


16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
14.1[1]
13.3[1]
9.1
7.9
Q4 2012
Q1 2013
Q2 2013
Q3 2013

Interest Expense – GAAP[2]


20.0
18.0
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
17.0
18.2
18.1
18.6
Q4 2012
Q1 2013
Q2 2013
Q3 2013

Note: $ In millions; See Slide 25 for additional detail. [1]Includes related party asset and property management fees; [2]Does not include interest related to interest rate swaps (see p. 25 for reconciliation).

Roadmap to CXP Net Asset Value



Net Asset Value Components

Unaudited ($ in thousands)

	Source[1]	9/30/2013	Adjustments	Pro Forma
Quarterly Cash NOI		**See Slide 16**	**See Slide 22**	
Annualized Cash NOI		**See Slide 16**	**See Slide 22**	
Other Assets				
Cash & Cash Equivalents	Fin. Supp (p. 6)	59,908	40,938	100,846
Tenant Receivables	Fin. Supp (p. 6)	11,103	-	11,103
Prepaid Expenses & Other Assets	Fin. Supp (p. 6)	33,679	-	33,679
Development Authority Bonds	Fin. Supp (p. 6)	586,000	-	586,000
Total Other Assets		**690,690**	**40,938**	**731,628**
Liabilities				
Line of Credit	Fin. Supp (p. 6)	130,000	(130,000)	-
Notes Payable	Fin. Supp (p. 6)	1,331,040	(90,000)	1,241,040
Bonds Payable, net	Fin. Supp (p. 6)	248,867	-	248,867
Accts Payable, Acc. Exp, & Acc. CapEx	Fin. Supp (p. 6)	93,965	-	93,965
Due to Affiliates	Fin. Supp (p. 6)	8,875	-	8,875
Deferred Income	Fin. Supp (p. 6)	28,290	-	28,290
Obligations under Capital Leases	Fin. Supp (p. 6)	586,000	-	586,000
Total Other Liabilities		**2,427,037**	**(220,000)**	**2,207,037**
$ Amount of Shares Repurchased			(234,062)[2]	
# of Diluted Shares	9/30 10-Q (p. 5)	**134,193**	**(9,362)[2]**	**124,831**

$600M of Available Liquidity to fund Future Acquisitions

[1]For additional information, including reconciliations of any non-GAAP financial measures found herein, please reference the supplemental report furnished by the Company on a Current Report on Form 8-K dated September 30, 2013. [2]Based on final tender offer results announced on 11/18/2013

Ongoing Objectives



- Continued Execution of Leasing Goals
- Additional Non-Core Dispositions
- Acquisitions with Growth Opportunities in Target Markets
- Further Augmentation to the Management Team
- Expansion of Key Market Expertise
- Credit Rating Upgrade
- Balance Sheet Management

Investment Highlights



High Quality Office Portfolio with Favorable Lease & Tenant Profile

Value Creation Strategy Underway to Support Growth

Investment Grade Balance Sheet

Established Company – Well Positioned to Compete



Columbia Property Trust

Appendix

Financial Performance





Unaudited ($ in thousands)	Three Months Ended[1]			
Operating Information	**12/31/2012**	**3/31/2013**	**6/30/2013**	**9/30/2013**
Percent Leased	92.9%	93.3%	93.0%	93.2%
Total Revenues	143,274	145,795	149,220	150,004
Cash NOI	89,934	90,543	93,385	92,410
EBITDA	81,666	84,062	91,929	90,379
Normalized FFO	64,188	66,006	73,536	71,364
Normalized FFO / Share	0.47	0.48	0.54	0.53
AFFO	42,383	48,613	44,602	50,626
AFFO / Share	0.31	0.36	0.33	0.38
Balance Sheet Information				
Total Assets	5,730,949	5,639,815	5,603,439	5,562,625
Net Debt [2]	1,596,639	1,564,053	1,596,382	1,649,999
Ratios				
Fixed Charge Coverage Ratio [3]	4.64x	4.48x	4.92x	4.70x
Net Debt to EBITDA [4]	4.89x	4.65x	4.34x	4.56x

[1] For additional information please reference the supplemental report furnished by the Company on a Current Report on Form 8-K dated September 30, 2013.
[2] Net debt is calculated as the total principal amount of debt outstanding minus cash and cash equivalents and discounts on bonds payable.
[3] Fixed charge coverage is calculated as EBITDA divided by the sum of interest expense, principal amortization, capitalized interest.
[4] EBITDA is annualized for the purposes of this calculation.

Roadmap for 2013





Q4 2013 Commentary

4Q Subsequent Activity

18-Property Portfolio Disposition[1]

- Quarterly cash NOI run rate of approximately $10M
- Concurrent debt repayments with sale proceeds
  - $90M mortgage on Wildwood Building
  - Outstanding balance on the revolver facility
- GAAP adjustments resulting from Gain/Loss on Sale and Early Extinguishment of Debt

Listing and Tender Offer

- Began trading on the NYSE on 10/10/2013 under the ticker CXP
- Launched Dutch Auction Tender Offer for $300M, which closed on 11/8/2013
  - 9,362,488 shares tendered at $25 / share[2]
- One-time G&A expenses resulting from costs associated with listing
- Balance sheet adjustments related to tender offer costs

Note: $ In millions; [1]18-Property Portfolio disposition closed on 11/5/2013; [2]Based on final tender offer results announced on 11/18/2013

Historical Income Components



Unaudited ($ in thousands)	Fin. Supp. Page[1]	Three Months Ending 12/31/2012	3/31/2013	6/30/2013	9/30/2013
Same Store Office NOI – Cash	(p. 10)	82,695	83,028	85,871	84,328
Same Store Hotel NOI – Cash	(p. 10)	1,165	693	1,742	2,095
Acquisition NOI – Cash	(p. 10)	682	5,769	5,770	5,769
Disposition NOI – Cash	(p. 10)	5,392	1,053	2	218
Total NOI – Cash	(p. 10)	**89,934**	**90,543**	**93,385**	**92,410**
Same Store Office NOI – GAAP	(p. 10)	89,164	89,682	91,925	89,921
Same Store Hotel NOI – GAAP	(p. 10)	1,165	693	1,742	2,095
Acquisition NOI – GAAP	(p. 10)	737	6,228	6,228	6,228
Disposition NOI – GAAP	(p. 10)	5,297	1,152	2	218
Total NOI - GAAP	(p. 10)	**96,363**	**97,755**	**99,897**	**98,462**
GAAP G&A – Continuing Operations	(p. 11)	5,669	7,720	9,113	7,943
Asset Management Fees	(p. 11)	7,875	5,083	-	-
GAAP G&A – Discontinued Operations	(p. 11)	46	947	(119)	156
Total GAAP General and Administrative	(p. 11)	**13,590**	**13,750**	**8,994**	**8,099**
Interest Expense - GAAP	(p. 7)	**17,021**	**18,153**	**18,068**	**18,587**
Interest Expense associated with interest rate swaps	(p. 7)	473	1,621	1,619	1,311
Net Debt Balance	(p. 5)	1,596,639	1,564,053	1,596,382	1,649,999
Revolver Balance	(p. 13)	42,000	25,000	51,000	130,000

[1]For additional information, including reconciliation of any non-GAAP financial measures provided, please reference the supplemental report furnished by the Company on a Current Report on Form 8-K dated 9/30/2013.

FFO & AFFO Reconciliation to Net Income





Unaudited ($ in thousands)	Fin. Supp. Page	Three Months Ending 12/31/2012	3/31/2013	6/30/2013	9/30/2013
Net Income (loss) attributable to Columbia Property Trust, Inc.	(p. 9)	**11,853**	**(22,608)**	**20,601**	**4,800**
Depreciation of real estate assets [1]	(p. 9)	29,540	30,627	30,608	30,911
Amortization of lease-related costs [1]	(p. 9)	22,589	21,947	22,327	22,027
Gain on sale of discontinued operations	(p. 9)	(3,170)	(10,014)	-	-
Impairment loss on real estate assets [1]	(p. 9)	-	16,867	-	12,870
Funds from Operations (FFO)	(p. 9)	**60,812**	**36,819**	**73,536**	**70,608**
Consulting and transition services fees [2]	(p. 9)	1,500	29,187	-	-
Real estate acquisition-related costs	(p. 9)	1,876	-	-	-
Listing Costs	(p. 9)	-	-	-	756
Normalized FFO	(p. 9)	**64,188**	**66,006**	**73,536**	**71,364**
Additional amortization of lease assets (liabilities) [3]	(p. 9)	(191)	(618)	(555)	(411)
Straight-line rental income [1]	(p. 9)	(6,238)	(6,593)	(6,528)	(6,067)
(Gain) loss on interest rate swaps	(p. 9)	634	(1,678)	(1,783)	(892)
Non-cash interest expense [4]	(p. 9)	988	858	862	1,227
Total other non-cash adjustments	(p. 9)	**(4,807)**	**(8,031)**	**(8,004)**	**(6,143)**
Non-incremental capital expenditures [5]	(p. 9)	(16,998)	(9,362)	(20,930)	(14,595)
Adjusted Funds from Operations (AFFO)	(p. 9)	**42,383**	**48,613**	**44,602**	**50,626**
Weighted average common shares outstanding – basic and diluted	(p. 9)	137,009	136,521	135,816	134,668
Normalized FFO per share (basic and diluted)	(p. 9)	**0.47**	**0.48**	**0.54**	**0.53**
AFFO per share (basic and diluted)	(p. 9)	**0.31**	**0.36**	**0.33**	**0.38**

[1]Includes amounts attributable to consolidated properties, including discontinued operations.; [2]Includes nonrecurring fees incurred under the consulting and transition services agreements. See Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 and Annual Report on Form 10-K for the year ended December 31, 2012 for a description of these fees.; [3]GAAP implicitly assumes that the value of intangible lease assets (liabilities) diminishes predictably over time and, thus, requires these charges to be recognized ratably over the respective lease terms. Such intangible lease assets (liabilities) arise from the allocation of acquisition price related to direct costs associated with obtaining a new tenant, the value of opportunity costs associated with lost rentals, the value of tenant relationships, and the value of effective rental rates of in-place leases that are above or below market rates of comparable leases at the time of acquisition. Like real estate values, market lease rates in aggregate have historically risen or fallen with local market conditions. ; [4]This item represents amortization of financing costs paid in connection with executing our debt instruments, and the accretion of premiums (and amortization of discounts) on certain of our debt instruments. GAAP requires these items to be recognized over the remaining term of the respective debt instrument, which may not correlate with the ongoing operations of our real estate portfolio.; [5]See page 24 of the supplemental report for a description of Non-Incremental Capital Expenditures furnished by the Company on a Current Report on Form 8-K dated September 30, 2013.

Reconciliation of GAAP to Cash NOI



Unaudited ($ in thousands)	Fin. Supp. Page[1]	Three Months Ending 12/31/2012	3/31/2013	6/30/2013	9/30/2013
Total NOI – GAAP	(p. 10)	**96,363**	**97,755**	**99,897**	**98,462**
Straight-line rental income	(p. 8)	(6,238)	(6,593)	(6,528)	(6,067)
Lease termination income included in straight line rent					
Lease termination income – GAAP	(p. 12)	-	-	863	435
Lease termination income – Cash	(p. 11)	(0)	-	(291)	(6)
Lease termination expense – GAAP	(p. 12)	-	-	(1)	-
Total		(0)	-	571	429
Net effect of above/(below) market amortization	(p. 11)	(391)	(876)	(956)	(772)
Amortization of deferred maintenance	(p. 11)	200	257	401	358
Total NOI - Cash		**89,934**	**90,543**	**93,385**	**92,410**

Net Operating Income ("NOI"): NOI is defined as real estate operating income, as shown in our consolidated statement of income, with the add-back of portfolio general and administrative expense, depreciation and amortization, and casualty and impairment losses and the deduction of income and expense associated with lease terminations. The company uses this measure to assess its operating results and believes it is important in assessing operating performance. NOI is a non-GAAP measure which does not have any standard meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies. We present NOI on a GAPP and cash basis.

[1]For additional information, including reconciliation of any non-GAAP financial measures provided, please reference the supplemental report furnished by the Company on a Current Report on Form 8-K dated 9/30/2013.